BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or "Company") (B3: BRFS3; NYSE: BRFS), pursuant to Resolution CVM No. 44/21, announces to its shareholders and the market in general that it received, on February 4, 2022, notice from da BlackRock, Inc. (“BlackRock”), on behalf of some of its clients and as their investment fund manager, informs that, as a result of the increase in the capital stock of BRF S.A. ("Company"), the percentage of its interests in the Company's capital stock was reduced, and as of February 1, 2022 its interests, in aggregate, became 40,199,394 common shares and 2,632,816 American Depositary Receipts ("ADRs"), representing approximately 3.95% of the total common shares issued by the Company, and 67,983 cash-settled derivative financial instruments referenced in common shares, representing approximately 0.00% of the total common shares issued by the Company.

BlackRock further declared that (i) the objective of the above-mentioned interest is strictly for investment purposes and there is no intention to change the Company’s control nor its management structure; and (iii) no agreement or contract regulating the exercise of voting rights, or the purchase and sale of securities issued by the Company has been entered into nor executed by BlackRock.

The Company emphasizes that it does not have a defined shareholding control, being its shares dispersed on the market in general.

The original version of the correspondence received from BlackRock is filed at the Company’s headquarter.

São Paulo, February 4, 2022.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.